

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 2, 2016

Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
1624 Market St., Ste. 201
Denver, CO 80202

Re: **MassRoots, Inc.**
        Registration Statement on Form S-1
        Filed April 11, 2016
        File No. 333-210672

Dear Mr. Dietrich:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be registering the offer and sale of units consisting of one share of common stock in a fixed combination with a warrant to purchase a yet-to-be-determined number of shares of common stock. In this regard, it appears that the shares of common stock and warrants will only be offered together in this offering. Please revise your fee table and the cover page of your prospectus to clarify that you are registering these units in addition to their component securities. In addition, file a revised legality opinion that includes an opinion with respect to the units. For guidance, consider Question 240.05 of our Securities Act Rules Compliance and Disclosure Interpretations.

2.   We note your disclosure on the prospectus cover page and in the prospectus summary
        that you have applied to the NASDAQ Capital Market to list your common stock under
        the symbol "MSRT." We also note your risk factor on page 16 that assumes that you will
        be listed on the NASDAQ Capital Market. In your response letter, please tell us the
        status of your application for listing. In the prospectus, clarify whether the listing of the
        common stock on the NASDAQ Capital Market is a condition to this offering.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

3.   Please file a revised legality opinion that opines on whether the warrants will be a
        binding obligation of the registrant under the law of the jurisdiction governing the
        warrant agreement. For guidance, consider Section II.B.1.f of our Staff Legal Bulletin
        No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Peter J. Gennuso, Esq.
        Thompson Hine LLP